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                          September 3, 2020

       David Hastings
       Chief Financial Officer
       Arbutus Biopharma Corporation
       701 Veterans Circle
       Warminster, Pennsylvania 18974

                                                        Re: Arbutus Biopharma
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 28,
2020
                                                            File No. 333-248467

       Dear Mr. Hastings:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steve Abrams